UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2007
Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.
(Translation of Registrant's Name into English)

200 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F]

Form 20-F _X__   Form 40-F _____

[Indicate by check mark if the registrant is submitting the Form 6-K in
paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _____ No _X_

[Indicate by check mark if the registrant is submitting the Form 6-K in
paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _____ No _X_

[Indicate by check mark whether the registrant by furnishing the
information contained in this Form is also thereby furnishing the
information to the Commission pursuant to Rule 12-g-3-3(b) under
the Securities Exchange Act of 1934]

Yes _____ No _X_

If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-_____

ALBERTA STAR DEVELOPMENT CORP

Suite 506 - 675 West Hastings Street · Vancouver · British Columbia · V6B 1N2
Telephone: (604) 681-3131   Facsimile: (604) 801-5499

NEWS RELEASE

January 8, 2007


TSX-V Trading Symbol: **ASX**
OTC BB Trading Symbol: **ASXSF**


ALBERTA STAR SAMPLES 0.69% URANIUM AND 30.9 G/TON SILVER AT THE MAG HILL TARGET AREA AT CONTACT LAKE, NT.

Alberta Star Development Corp. (the "Company") listed on the TSX Venture Exchange (ASX) and on the OTCBB (ASXSF), is pleased to report the results of the Company's summer 2006 surface exploration sampling program at the Mag Hill target area. The Mag Hill target area is located at the southern end of Echo Bay, approximately 15 kilometers from the Eldorado uranium mine and 3 kilometers east of the Contact Lake silver & uranium mine. The Eldorado uranium mine (1933-1960) formerly mined and produced 15 million pounds of U_3O_8 at an average head grade of 0.75% U_3O_8 and 8 million ounces of silver, plus copper, cobalt, nickel and lead. (Normin NTGO: SENES Report 2005). The Mag Hill target area is an IOCG plus uranium drill prospect now emerging at Contact Lake.

The Mag Hill target is the site of the most extensive hydrothermal magnetite-actinolite- feldspar-apatite plus sulphide alteration along the Contact Lake Mineral Belt in the northern part of the Great Bear Magmatic Zone. The host rocks are alkali (sodic or potassic) and or actinolite-epidote altered andesites. The core zone comprises a pervasive alkali feldspar-scapolite-magnetite-actinolite-apatite hydrothermal assemblage.

The alteration signature and zone at Mag Hill is similar to that of the Port Radium- Eldorado uranium mine area situated on Labine Point, NT. The Mag Hill discovery zone and target area is defined by predominately pyrite mineralization, which is present intermittently throughout the Mag Hill region and in an extensive gossan at the southeast end of Echo Bay, with minor amounts of visible malachite. In addition, uranium, cobalt, nickel, copper, silver, lead and zinc enrichments are present locally as veins, veinlets and disseminations that extend outward in the southern and eastern extensions of the Mag Hill area.

Mag Hill Target area -Contact Lake, NT- grab samples assayed

- **0.69% U_3O_8 and 30.9 g/ton silver and 0.32% lead** (the maximum uranium values returned from the assayed samples)
- **0.38% U_3O_8 and 30.5 g/ton silver and 0.24 % lead**
- **0.31% U_3O_8 and 7.8 g/ton silver**

This region is being targeted for detailed uranium exploration due to its notable similarities to the Port Radium-Eldorado mine region with regard to hydrothermal alteration and mineralization and large size of the associated hydrothermal system, 1-2 km^2 core zone of magnetite-actinolite-apatite alteration, kilometre-scale surface gossans and distinct lenses of poly-metallic sulphide mineralization.

The Company analyzed over 121 surface grab samples from the Mag Hill Grid over a 5 square kilometer area in the southern portion of the Contact Lake belt. 25 samples collected were variably enriched in uranium, silver, copper, lead, zinc, nickel and cobalt. The rock samples assayed to a maximum of 0.69% uranium, 68.0 g/ton silver, 4.98% copper, 0.40% lead, 0.49% zinc, 0.23% nickel, 0.58% cobalt, 0.4 g/ton gold and 0.10% bismuth.

(See attached table for analytical results of surface grab samples)

Assay highlights from the Mag Hill IOCG Target Area, Contact Lake, NT

Sample No.	Uranium (U) %	Silver (Ag) g/ton	Copper (Cu) %	Lead (Pb) %	Zinc (Zn) %	Nickel (Ni) %	Cobalt (Co) %	Gold (Au) g/ton	Bismuth (Bi) %
158305	0	3.7	0.03	0.04	0	0.23	0.06	0	0
158359	0	0.8	0.03	0.02	0.23	0.01	0.01	0	0
158364	0	1.7	0.81	0	0.01	0	0	0	0
158368	0	0.8	0.02	0.06	0.32	0	0	0	0
368065	0	8.2	3.82	0	0.02	0.01	0.03	0.4	0
368067	0.31	7.8	0.03	0.06	0.03	0	0.01	0	0
368068	0.69	30.9	0.02	0.32	0.08	0.01	0.01	0	0
368069	0.38	30.5	0.02	0.24	0.02	0.01	0.01	0.2	0
368072	0	0.4	0.26	0	0.01	0	0	0	0
368208	0	1.6	0.41	0	0.02	0	0	0	0
368213	0	1.1	0.04	0.17	0.36	0	0	0	0
368219	0	0.8	0.02	0	0.49	0	0	0	0
368221	0	3.3	0.5	0	0.02	0	0.04	0.2	0
368222	0	44.5	0.12	0.4	0.17	0.02	0.24	0.4	0.01
368226	0	0.7	0.18	0	0.02	0.01	0	0	0
368228	0	0.2	0.41	0	0.02	0	0	0	0
368229	0	9.2	1.21	0	0	0	0.01	0	0.02
368230	0.03	24.9	0.58	0	0.03	0.12	0.42	0.1	0.08
368231	0.01	29.3	1.33	0.01	0.08	0.13	0.58	0	0.09
368232	0	10.8	1.84	0	0.01	0	0.01	0	0.04
368233	0.03	21.9	4.98	0	0.05	0	0.03	0	0.1
368237	0	8.1	1.86	0	0	0	0.01	0	0.02
368244	0	68	0.5	0	0.11	0	0	0	0
368033	0	0.7	0.03	0.12	0.24	0	0	0	0
	Uranium (U) %	Silver (Ag) g/ton	Copper (Cu) %	Lead (Pb) %	Zinc (Zn) %	Nickel (Ni) %	Cobalt (Co) %	Gold (Au) g/ton	Bismuth (Bi) %
Maximum Values	0.69	68	4.98	0.4	0.49	0.23	0.58	0.4	0.1

Metal values as at today's market price. Gold $605.10 US per ounce, Copper $2.53 per pound, Silver $12.12 US per ounce, Nickel $15.09 US per pound, Cobalt $30.00 US per pound, Zinc $1.83US per pound, Lead $0.75 US per pound, and Uranium $72.00 US per pound as of January 5, 2006.

Tim Coupland, President & CEO of the Company commented, "The Company has targeted the Mag Hill region for detailed exploration and is finalizing its preparation for a drilling program targeting base, precious metals and uranium to begin in the spring of 2007."

Mag Hill Target Zone Map- may be viewed by clicking on the following link:

http://www.alberta-star.com/Maghilldiscovery.htm

THE ELDORADO & CONTACT LAKE IRON OXIDE COPPER, GOLD, SILVER AND URANIUM PROJECTS

The Eldorado & Contact Lake Permit Areas are located on the east side of Great Bear Lake in Canada's Northwest Territories. The permit areas are situated 470 kilometers north of the city of Yellowknife. The total size of the Eldorado & Contact Lake Permit area covers over 51,473 acres in size. The Eldorado & Contact IOCG + uranium project areas include five past producing high grade silver and uranium mines. This includes the Echo Bay Silver Mine which produced 23,779,178 ounces of silver and the Eldorado Uranium Mine which produced 15 million pounds of uranium and 8 million ounces of silver. The Contact Lake Silver and Uranium Mine, Bonanza and El Bonanza Silver and Uranium mines and are included within the Company's land ownership package. Olympic Dam volcanic hosted hydrothermal iron-oxide copper, gold style of deposits are attractive targets for exploration and development due to their poly-metallic nature, high unit value and enormous size and grade tonnage potential. The Eldorado Mineral Belt which is situated in the Great Bear Magmatic zone, NT, has long been recognized by geologists, as one of the most prospective Iron oxide copper, gold, silver and uranium regions in northern Canada. The current January 8, 2007 spot price for uranium provided by the Ux Consulting Company LLC (www.uxc.com) is now $72.00 US per pound.

ALBERTA STAR DEVELOPMENT CORPORATION

Alberta Star is a Canadian mineral exploration company that identifies, acquires, finances advanced stage mineral exploration projects in Canada. The Company is committed to creating long term shareholder value through the discovery of base and precious metals and uranium.

ALLAN FELDMAN-INVESTOR RELATIONS

Investors are welcomed to contact Mr. Allan Feldman, Alberta Star's in-house Investor Relations and Corporate Communications Specialist, for all corporate updates at **(604) 948-9663.**

FOR FURTHER INFORMATION, PLEASE CONTACT:
Tim Coupland, President and CEO
Alberta Star Development Corp.
Tel 604.681.3131   Fax 604.801.5499
www.alberta-star.com

ALBERTA STAR DEVELOPMENT CORP.

Tim Coupland
President & CEO

Dr. Hamid Mumim Ph.D., P.Eng. is the qualified person for the Eldorado & Contact Lake IOCG Projects.

These results have been prepared under the supervision of Dr. H Mumin, Ph.D., P.Eng, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. All rock samples were analyzed by Acme Analytical Laboratories Ltd. of Vancouver B.C., Canada.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans" "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. For further information investors should review the Company's filings that are available at www.sedar.com or contact Tim Coupland, President at (604) 681-3131.